Exhibit 12.01

NSP-MINNESOTA AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2016	2015	2014	2013	2012
Earnings, as defined:
Pretax income	$713,263	$537,573	$603,005	$575,203	$515,665
Add: Fixed charges	255,779	240,148	233,386	227,301	243,317
Total earnings, as defined	$969,042	$777,721	$836,391	$802,504	$758,982
Fixed charges, as defined:
Interest charges	$226,547	$208,763	$199,667	$191,889	$201,158
Interest component of leases	29,232	31,385	33,719	35,412	42,159
Total fixed charges, as defined	$255,779	$240,148	$233,386	$227,301	$243,317
Ratio of earnings to fixed charges	3.8	3.2	3.6	3.5	3.1